manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

August 16, 2019

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Offering Statement on Form 1-A Filed June 13, 2019 File No. 024-11016

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated July 1, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on June 13, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Exclusive forum for adjudication of disputes, page 64

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” You state that this provision is intended to apply to claims under the federal securities laws. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 18 and 64 to provide that the exclusive forum provision contained in the Company’s Bylaws does not designate the Delaware Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act and the Securities Act, and as a result, does not apply to claims made under the U.S. federal securities laws.

****************

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer
Jade Leung, Chief Financial Officer
CaliberCos Inc.